Exhibit 12.1

LINCOLN NATIONAL CORPORATION AND SUBSIDIARIES
HISTORICAL RATIO OF EARNINGS TO FIXED CHARGES
(dollars in millions)

	For the Nine Months
	Ended September 30,
	2009	2008
Income (loss) from continuing operations before taxes	$(654)	$655
Sub-total of fixed charges	209	234
Sub-total of adjusted income (loss)	(445)	889
Interest on annuities and financial products	1,880	1,903
Adjusted income base	$1,435	$2,792
Fixed Charges
Interest and debt expense (1)	$194	$209
Interest expense related to uncertain tax positions	2	10
Portion of rent expense representing interest	13	15
Sub-total of fixed charges excluding interest on annuities and financial products	209	234
Interest on annuities and financial products	1,880	1,903
Total fixed charges	$2,089	$2,137

Ratio of sub-total of adjusted income (loss) to sub-total of fixed charges excluding interest on
annuities and financial products (2)	NM	3.80
Ratio of adjusted income base to total fixed charges (2)	NM	1.31

(1)	Interest and debt expense excludes a $64 million gain related to a gain on early retirement of debt in the first quarter 2009.
(2)
The ratios of earnings to fixed charges for the nine months ended September 30, 2009, indicated less than one-to-one coverage and are therefore not presented.  Additional earnings of $654 million would have been required for the nine months ended September 30, 2009, to achieve ratios of one-to-one coverage.